SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549



                               FORM 11-K


                Annual Report Pursuant to Section 15(d)
                of the Securities Exchange Act of 1934


                 For the year ended December 31, 1994

                     Commission file number 1-7911


        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  JAMES RIVER CORPORATION OF VIRGINIA
                       STOCKPLUS INVESTMENT PLAN


       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  JAMES RIVER CORPORATION OF VIRGINIA
            120 Tredegar Street, Richmond, Virginia  23219

                  JAMES RIVER CORPORATION OF VIRGINIA
                       STOCKPLUS INVESTMENT PLAN
  INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS
                              __________

                                                              Pages
Report of independent accountants                               3
Financial statements:
     Statements  of  net assets available for  benefits,
       with fund information as of December 31, 1994 and
       1993                                                    4-6
     Statement  of  changes in net assets available  for
       benefits,  with  fund information  for  the  year
       ended December 31, 1994                                 7-8
     Notes to financial statements                             9-18
Supplemental schedules:
     Assets held for investment purposes as of December
       31, 1994                                                 19
     Party-in-interest transactions for the year ended
       December 31, 1994                                        *
     Obligations in default for the year ended  December
       31, 1994                                                 *
     Leases in default for the year ended December 31,
       1994                                                     *
     Reportable transactions for the year ended December
       31, 1994                                                 20
Exhibits to Annual Report on Form 11-K                          21
Signatures                                                      22
__________
     *  There were no such transactions during the period specified.

                   REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
James River Corporation of Virginia:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the James River Corporation of Virginia StockPlus Investment Plan (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In  our  opinion,  the financial statements referred to  above  present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits, with fund information, and the statement of changes in net assets available for benefits, with fund information, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              COOPERS & LYBRAND  L.L.P.

Richmond, Virginia
July 5, 1995

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1994


                                                           Fund Information
                                       James River  Fidelity   IDS New     Stagecoach   Pierpont
                                          Stock     Balanced  Dimensions  Inc. S&P 500    Bond
             ASSETS                       Fund        Fund       Fund      Stock Fund     Fund
Cash equivalents                      $13,404,417     $47,735     $87,690     $19,091    $7,669
Accrued interest receivable                19,997
Due from Trustee                          385,047
Investments, at fair value:
  James River Common Stock            284,383,569
  Mutual funds                                      2,821,524   3,187,185   1,179,948   590,651
  Guaranteed interest contracts
  Common trust fund
  Loans receivable from participants

      Total investments               284,383,569   2,821,524   3,187,185   1,179,948   590,651

        Total assets                  298,193,030   2,869,259   3,274,875   1,199,039   598,320

             LIABILITIES

Payable to James River

        Total liabilities

Net assets available for benefits    $298,193,030  $2,869,259  $3,274,875  $1,199,039  $598,320

         The accompanying notes are an integral part of these financial statements.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          December 31, 1994 (continued)

                                                           Fund Information
                                                    Executive   T. Rowe
                                        Pierpont      Life       Price       Loans
                                         Money       Fixed       Fixed        to
                                         Market      Income      Income     Partici-
               ASSETS                     Fund        Fund      Fund (1)      pants          Total
Cash equivalents                           $9,021                       $79               $13,575,702
Accrued interest receivable                                               7                    20,004
Due from Trustee                                                                              385,047
Investments, at fair value:
  James River Common Stock                                                                284,383,569
  Mutual funds                         14,804,323                                          22,583,631
  Guaranteed interest contracts                    $7,334,782                               7,334,782
  Common trust fund                                              11,383,592                11,383,592
  Loans receivable from participants                                         $15,297,117   15,297,117

      Total investments                14,804,323   7,334,782    11,383,592   15,297,117  340,982,691

        Total assets                   14,813,344   7,334,782    11,383,678   15,297,117  354,963,444

             LIABILITIES

Payable to James River                                177,013                                 177,013

        Total liabilities                             177,013                                 177,013

Net assets available for benefits     $14,813,344  $7,157,769   $11,383,678  $15,297,117 $354,786,431

   (1)   Formerly the Fixed Income Investment Fund.

   The accompanying notes are an integral part of these financial statements.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1993

                                                    Fund Information
                                        James River      Fixed
                                        Common Stock     Income         Loans
                                         Investment    Investment        to
                ASSETS                      Fund          Fund      Participants      Total
Cash equivalents                         $4,001,866      $945,097                   $4,946,963
Accrued interest receivable                   3,477        50,644                       54,121

Investments, at fair value:
  James River Common Stock              245,385,352                                245,385,352
  Guaranteed interest contracts                         1,795,247                    1,795,247
  Common trust fund                                     7,499,531                    7,499,531
  Loans receivable from participants        522,035                  $13,771,253    14,293,288

      Total investments                 245,907,387     9,294,778     13,771,253   268,973,418

        Total assets                    249,912,730    10,290,519     13,771,253   273,974,502

             LIABILITIES

Due to participants for loans               457,135                     (457,135)            0
Fund transfers in transit                   178,293      (178,293)                           0
Other liabilities                           897,831                                    897,831

        Total liabilities                 1,533,259      (178,293)      (457,135)      897,831

Net assets available for benefits      $248,379,471   $10,468,812    $14,228,388  $273,076,671

   The accompanying notes are an integral part of these financial statements.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      for the year ended December 31, 1994

                                                          Fund Information
                                      James River   Fidelity    IDS New   Stagecoach  Pierpont
                                         Stock      Balanced  Dimensions Inc. S&P 500   Bond
                                          Fund        Fund       Fund     Stock Fund    Fund
Additions to net assets
 attributable to:
  Investment income:
    Cash dividends on James River
     Common Stock and mutual funds     $8,204,801     $33,471   $142,782      $14,479
    Interest on mutual funds                                                             $9,023
    Interest on common trust fund
    Interest on cash equivalents          135,373
    Interest on loans to participants     860,986
      Total investment income           9,201,160      33,471    142,782       14,479     9,023
Net appreciation (depreciation) in
    fair value of investments          19,599,310     (88,994)  (182,322)      (6,946)   (8,438)
  Contributions and deposits:
    Deposits by participating
      employees                        26,662,461     496,969    802,162      200,047    65,885
    Contributions by employer, before
      reduction for forfeitures        15,707,006      99,241     63,398       25,765    18,782
    Rollover contributions                 76,853     106,233     94,510       12,059    10,051
    Refund of contributions related
      to highly compensated employees    (243,308)
        Total contributions and
         deposits                      42,203,012     702,443     960,070     237,871    94,718
          Total additions              71,003,482     646,920     920,530     245,404    95,303
Deductions from net assets
 attributable to:
  Distributions to participants       (35,301,439)    (11,321)    (71,567)     (4,581)       (52)
  Forfeitures                             (51,191)
  Administrative costs                    (47,052)       (127)       (246)        (78)       (38)
    Total deductions                  (35,399,682)    (11,448)    (71,813)     (4,659)       (90)
Net increase (decrease) prior to
  interfund transfers                  35,603,800     635,472     848,717     240,745     95,213
Transfers between funds:
  Transfers between investment funds   (3,425,991)  2,215,287   2,389,571     966,333    503,072
  Loans to participants                (6,403,518)     (8,359)    (18,831)    (21,191)    (5,360)
  Loan repayments                       5,323,740      26,859      55,418      13,152      5,395
    Total transfers between funds      (4,505,769)  2,233,787   2,426,158     958,294    503,107
Net increase (decrease) in net assets
  available for benefits, prior to
  plan merger                          31,098,031   2,869,259   3,274,875   1,199,039    598,320
    Assets received from other plans   18,715,528
Net increase in net assets available
  for benefits                         49,813,559   2,869,259   3,274,875   1,199,039    598,320
Net assets available for benefits:
    Beginning of year                 248,379,471
End of year                          $298,193,030  $2,869,259  $3,274,875  $1,199,039   $598,320

   The accompanying notes are an integral part of these financial statements.


          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                for the year ended December 31, 1994 (continued)

                                                      Fund Information
                                                    Executive     T. Rowe
                                          Pierpont     Life        Price         Loans
                                            Money     Fixed        Fixed          to
                                           Market     Income      Income        Partici-
                                            Fund       Fund      Fund (1)        pants        Total

Additions to net assets
 attributable to:
  Investment income:
    Cash dividends on  James River
     Common Stock and mutual funds                                                            $8,395,533
    Interest on mutual funds              $361,508                                               370,531
    Interest on common trust fund                                  $693,307                      693,307
    Interest on cash equivalents                                                                 135,373
    Interest on loans to participants                                                            860,986
      Total investment income              361,508                  693,307                   10,455,730
Net appreciation (depreciation) in
  fair value of investments                                                                   19,312,610
  Contributions and deposits:
    Deposits by participating
      employees                             99,974                                            28,327,498
    Contributions by employer, before
      reduction for forfeitures             18,126                                            15,932,318
    Rollover contributions                 128,809                                               428,515
    Refund of contributions related to
      highly compensated employees                                   (6,436)                    (249,744)
        Total contributions and
          deposits                         246,909                   (6,436)                  44,438,587
          Total additions                  608,417                  686,871                   74,206,927
Deductions from net assets
  attributable to:
  Distributions to participants         (1,596,819)              (3,039,060)    $(621,733)   (40,646,572)
  Forfeitures                                                                                    (51,191)
  Administrative costs                        (647)                  (1,570)                     (49,758)
    Total deductions                    (1,597,466)              (3,040,630)     (621,733)   (40,747,521)
Net increase (decrease) prior to
  interfund transfers                     (989,049)              (2,353,759)     (621,733)    33,459,406
Transfers between funds:
  Transfers between investment funds    (2,497,747)                (150,525)                           0
  Loans to participants                    (90,077)                 (41,230)    6,588,566              0
  Loan repayments                           22,854                   11,420    (5,458,838)             0
    Total transfers between funds       (2,564,970)                (180,335)    1,129,728              0
Net increase (decrease) in net assets
  available for benefits, prior to
  plan merger                           (3,554,019)              (2,534,094)      507,995     33,459,406
    Assets received from other plans    18,367,363  $7,157,769    3,448,960       560,734     48,250,354
Net increase in net assets available
  for benefits                          14,813,344   7,157,769      914,866     1,068,729     81,709,760
Net assets available for benefits:
  Beginning of year                                              10,468,812    14,228,388    273,076,671
End of year                            $14,813,344  $7,157,769  $11,383,678   $15,297,117   $354,786,431

   (1) Formerly the Fixed Income Investment Fund

   The accompanying notes are an integral part of these financial statements.

                  JAMES RIVER CORPORATION OF VIRGINIA
                       STOCKPLUS INVESTMENT PLAN
                     NOTES TO FINANCIAL STATEMENTS


1.  Description of the Plan:
     (a)  General
          The following description of the James River Corporation of Virginia ("James River," the "Company," or the "Employer") StockPlus Investment Plan, amended and restated effective July 1, 1994 (the "Plan"), (formerly known as the James River Corporation of Virginia Stock Purchase Plan) provides only general information on the Plan in effect as of December 31, 1994. The Plan as in effect before July 1, 1994, is referred to as the "Prior Plan." The Plan is a stock purchase plan and generally full-time employees of James River and its domestic subsidiaries are eligible to participate. Eligible employees who elect to participate in the Plan are referred to as "Participants." The amended and restated Plan offers five new investment options to Participants in addition to options available under the Prior Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          Also   effective   July  1,  1994,  the  James   River   II   Salaried
          Employees Retirement Savings Plan (the "JRII Plan") was merged into the Plan. Net assets of $48,250,354 were transferred to the Plan as a result of this merger.
          Contributions  to  the  JRII  Plan  were  frozen  in  1986.    Persons
          who had accounts in the JRII Plan immediately before July 1, 1994 are referred to as "Former JRII Employees." A Former
          JRII Employee may invest in any of the available investment funds the portion of his before-tax and after-tax contribution accounts that is attributable to assets transferred from the JRII Plan. Subject to certain exceptions, other accounts transferred from the JRII Plan shall be invested according to the rules in effect for contributions made to the JRII Plan before July 1, 1994.

          Subsequent   to   December  31,  1994,  the  Plan  was   amended   and
          restated effective January 1, 1995 (see Note 11(b)).

     (b)  Contributions
          Prior to July 1, 1994, Participants elected to contribute, through payroll deductions, from 1% to 10% of their earnings to the Prior Plan to purchase James River common stock, $.10 par value ("James River Common Stock"). These contributions were made (i) on an after-tax basis, (ii) on a before-tax basis or (iii) under a combination of both methods. Effective July 1, 1994, Participants in the Plan may elect to contribute from 1% to 10% of their compensation through payroll deductions; all contributions will be made as before-tax contributions under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Contributions will be invested by The Bank of New
          York, the Plan's Trustee, into investment funds at the direction of each Participant. Before-tax contributions made by Participants who have not reached age 57 must be invested in the James River Stock Fund, as defined in Note 1(d), in order to receive matching contributions from the Company. Participants who have not attained age 57 and who choose to invest their before-tax contributions in an investment fund other than the James River Stock Fund will not receive matching contributions. Before-tax contributions of Participants who have attained age 57 will be matched, even if they are not invested in the James River Stock Fund.

          The   Company   makes  matching  contributions  on   behalf   of   the
          eligible Participants pursuant to the following schedule:

            Participant Contribution        Company Contribution
                as a Percentage              as a Percentage of
                of Compensation             Participant's Total
                                                Contribution
                       1%                           120%
                       2%                           100%
                       3%                            90%
                       4%                            80%
                       5%                            70%
                       6%                            60%

          The Company makes no matching contributions with respect to the portion of a Participant's contributions that exceeds 6% of the Participant's compensation.

     (c)  Vesting
          Effective July 1, 1994, each Participant is 100% vested in all of his Plan accounts. A Participant's vested accounts may not be forfeited or refunded, except to meet anti-discrimination requirements as described in Note 1(g).

     (d)  Investment Options
          As of July 1, 1994, the following investment funds have been established for the investment of Plan assets: (i) an investment fund consisting primarily of James River Common Stock (the "James River Stock Fund"), (ii) the Fidelity Balanced Fund, (iii) the IDS New Dimensions Fund, (iv) the Stagecoach Inc. S&P 500 Stock Fund, (v) the Pierpont Bond Fund, and (vi) the Pierpont Money Market Fund. The Fidelity Balanced Fund is a mutual fund which is invested in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks and bonds. The IDS New Dimensions Fund is a mutual fund which is invested primarily in common stocks of U.S. and foreign companies showing potential for significant growth; the fund also invests in preferred stocks, debt securities and money market instruments. The Stagecoach Inc. S&P 500 Stock Fund is a mutual fund which is invested in substantially the same percentages of common stocks as the Standard & Poor's 500 Composite Stock Price Index. The Pierpont Bond Fund is a mutual fund which is invested in the U.S. Fixed Income Portfolio, an open-end management investment company; a substantial portion of this fund is invested in bonds. The Pierpont Money Market Fund is a mutual fund which is invested in high quality U.S. dollar denominated securities which have effective maturities of not more than 13 months.

          In addition, the T. Rowe Price Fixed Income Fund (formerly the Fixed Income Investment Fund under the Prior Plan), which was frozen as of July 1, 1994, is invested in a managed pool of guaranteed investment contracts and structured investment contracts of various insurance companies and will continue until July 1995.

          Participants have the right to direct the investment of certain of their Plan accounts and contributions into any of the available investment funds, as described below.

          A Participant who has not attained age 57 may elect to invest his before-tax contributions made on or after July 1, 1994, that are not matched by Company contributions in any of the available investment funds. Before-tax contributions of up to 6% of a Participant's compensation that are made on or after July 1, 1994, and that are invested in the James River Stock Fund will be matched (see Note 1(b)); these contributions must remain in that fund until the earlier of
          (i) the date on which they have been held in the Plan for 24 months or (ii) the date on which the Participant attains age
          57. Matching contributions that are made on or after July 1, 1994, will be invested in the James River Stock Fund and must remain in that fund until the Participant attains age 57. Subject to certain exceptions, contributions made to the Prior Plan before July 1, 1994, generally must remain invested in the James River Stock Fund until the Participant attains age 57.

          Participants who have attained age 57 may direct the investment of all their contributions and accounts, including matching contributions, into any of the Plan's available investment funds.

          Certain funds previously held by the JRII Plan were transferred to funds currently available under the Plan. The U.S. Government Obligations Fund and the Discretionary Short-Term Investment Fund were transferred into the Pierpont Money Market Fund. The Fixed Income Investment Fund B was transferred to the T. Rowe Price Fixed Income Fund. The Executive Life Insurance Company Fixed Income Fund, formerly the Fixed Income Investment Fund A under the JRII Plan, is invested in a group annuity guaranteed interest contract (also referred to as a "guaranteed investment contract") issued by the Executive Life Insurance Company ("Executive Life"). The Executive Life Fixed Income Fund is considered a frozen investment fund, and no amounts may be contributed to or transferred to that investment fund. In addition, no transfers, loans, withdrawals, or distributions may be made from the Executive Life Fixed Income Fund (see Note 3).

          Participants may transfer certain assets previously held under another tax-qualified plan into the Plan. Such assets are held in a rollover account as defined in the Plan. Participants may also elect to have certain distributions transferred out of the Plan and paid directly to an eligible tax-qualified plan.

     (e)  Participant Loans
          Participants are permitted to borrow from the Plan amounts up to one-half of the Participants' vested interest, subject to a minimum of $1,000 and a maximum of $50,000. A loan may not be made from a Participant's before-tax contributions that were made on or after July 1, 1994, that were matched by Company contributions, and that have not been held in the Plan for 24 months. For accounting purposes, Plan assets attributable to a Participant's individual account will be liquidated to provide the funds to be loaned (see Note 2(e)). Loans are repayable over a period of up to five years, except for loans to purchase a primary residence, which may be repaid over a period of up to ten years. Loans bear interest at the prime rate in effect on the first day of the month in which the loan application is received plus 1%. All principal and interest payments made by a Participant are credited to the investment funds in which the Participants' account is invested. As of December 31, 1994, there were 4,315 Participants with outstanding loans. Prior to July 1, 1984, Participants were permitted to borrow funds from the Company based on their participation in the Plan. All pre-1984 Company loans outstanding were repaid as of September 29, 1994.

     (f)  Distributions and Withdrawals
          Distributions are recorded when paid. If a Participant retires or terminates employment, the Participant's accounts will be distributed in one of the following forms selected by the Participant: (i) a lump sum payment or (ii) monthly installments over a certain period of time. If a
          Participant's account balance has ever exceeded $3,500, a distribution will not be made to the Participant before age 70 without the Participant's consent, and the Participant may elect to postpone commencement of his benefits to a date not later than his 70th birthday.

          With limited exceptions, withdrawals may be made from a Participant's account attributable to after-tax contributions under the Prior Plan, the portion of Company after-tax matching  contributions held in the  Plan  for  at  least  24 months, and rollover contributions. Withdrawals from Participants' accounts invested in the James River Stock Fund are payable in whole shares of James River Common Stock, with the value of fractional shares paid in cash, or entirely in cash. The portion of a Participant's accounts that is invested in other investment funds is payable in cash.

          A Participant who reaches age 59-1/2 may elect a one-time withdrawal of the entire balance in his accounts. Participants who have not attained age 59-1/2 can only access these contributions in the event of financial hardship.

          A Participant who separates from employment is generally entitled to a full distribution. In certain circumstances, a Participant may defer distribution to a later date.

     (g)  Anti-Discrimination Requirements
          The Plan is required to meet the anti-discrimination requirements for highly compensated employees as set forth in
          Section 401(k) of the Internal Revenue Code. For years in which the Plan does not meet these requirements, the provisions of the Plan require that a refund of employee contributions be made to highly compensated employees within two and one-half months after the close of the Plan year (see
          Note 11(a)). Refunds made during the Plan year ended December 31, 1994, have been reflected as a reduction of contributions and deposits on the statement of changes in net assets available for benefits, with fund information.

     (h)  Number of Participants
          There were 22,101 and 23,776 Participants in the Plan as of December 31, 1994 and 1993, respectively. For comparative purposes, the number of Participants as of December 31, 1993, include Former JRII Employees and Prior Plan Participants. The number of Participants investing in each of the Plan's funds as of those dates was as follows (Participants may be included in more than one fund, as applicable):

                                                    1994      1993
          James River Stock Fund                   21,732    23,707
          Fidelity Balanced Fund                      848
          IDS New Dimensions Fund                   1,342
          Stagecoach Inc. S&P 500 Stock Fund          458
          Pierpont Bond Fund                          190
          Pierpont Money Market Fund                  588
          T. Rowe Price Fixed Income Fund             420       394
          Executive Life Fixed Income Fund            556       567
          U.S. Government Obligations Fund                      520
          Fixed Income  Investment Fund B                       113
          Discretionary Short-Term Investment Fund               59

     (i)  Assets Received from Other Plans
          These amounts represent account balances transferred to the Plan on behalf of Former JRII Employees during 1994.

2.  Summary of Significant Accounting Policies:

     (a)  Basis of Accounting
          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Cash Equivalents
          All  deposits  of  contributions to the  Plan  are  initially invested in an interest-bearing account pending their investment in the available investment funds. Interest earned on such investments is credited to the individual Participant's accounts based on each Participant's account balance. Cash equivalents are stated at cost which approximates market value.

     (c)  Investment Valuation
          The investment in James River Common Stock is stated at market value, based on the closing price of the James River Common Stock on the New York Stock Exchange Composite Tape on the last trading day of the period. The number of shares of Common Stock held by the Plan was 14,043,633 and 12,747,291 on December 31, 1994 and 1993, respectively. The closing market price per share of the Common Stock was $20.25 and $19.25 on December 31, 1994 and 1993, respectively.

          Investments held in the Fidelity Balanced Fund, the Stagecoach Inc. S&P 500 Stock Fund, the Pierpont Bond Fund and the Pierpont Money Market Fund are stated at the market value of shares held by the Plan as of year end. Investments in the IDS New Dimensions Fund are reported at market value or a reasonable approximation thereof, except for securities maturing in 60 days or less which are valued at amortized cost. The Executive Life guaranteed investment contract is valued at an amount equal to contributions made under the contract, plus accrued interest at the contract rate through April 10, 1991, less the adjustment for the impairment of value as discussed in Note 3 below.

          Prior to July 1, 1990, contributions to the Fixed Income Investment Fund were invested in flexible deposit guaranteed investment contracts. As of December 31, 1993, these assets were maintained in the Pan American Life Insurance Company guaranteed interest contract deposit agreement (the "Pan American Contract"). This agreement guaranteed an interest rate of 8.9% until July 1, 1994, at which time all assets were rolled into the T. Rowe Price Managed GIC Common Trust Fund (the "T. Rowe Price Contract") by the Plan.

          Since July 1, 1990, all contributions to the Fixed Income Investment Fund have been invested in the T. Rowe Price Contract. This investment contract earns interest based on the average interest rate of a managed pool of guaranteed investment contracts of various insurance companies. There is no specified termination date of this contract; however, a total Plan withdrawal from this investment contract requires a 12-month waiting period before a complete distribution of funds may occur. As of July 1, 1994, all additional contributions and transfers to the T. Rowe Price Fixed Income Fund were suspended and the Company notified the investment fund that the Plan's investment contract with the fund will terminate in July 1995. The T. Rowe Price Contract is reported at fair value, based on the fair values of the underlying assets of the fund.

          Loans receivable from Participants are valued at the balance of amounts due from Participants, plus accrued interest thereon, which approximates fair value.

          As of December 31, 1994, the assets of the plan were held under an Agreement of Trust with The Bank of New York, New York, New York (the "Trustee"). Wyatt Asset Services, Inc., Minneapolis, Minnesota, serves as recordkeeper for the Plan.

     (d)  Security Transactions and Related Investment Income
          Security transactions are accounted for as of the trade date, and dividend income is recorded as of the dividend record date. Dividend income is allocated to the individual Participant's accounts based on each Participant's share of fund investments. The cost of securities sold is determined on an average cost basis.

     (e)  Realized Gains (Losses) on Common Stock
          When a Participant (i) borrows funds, (ii) makes a transfer between funds, or (iii) receives a distribution from his account, current cash contributions to the Plan are used to provide the funds to be distributed or transferred. For accounting purposes, the average cost basis of shares which would have been sold by the Plan to provide funds for the borrowing, transfer, or distribution is deducted from the account of that Participant, and the value of such shares is reallocated to the current Participants' contributions.
          Accordingly, the Plan realizes a gain or loss for the difference between the average cost basis of shares which would have been sold and the fair value of such shares on the distribution date.

     (f)  Contributions and Deposits
          Employee contributions are recorded as of the date the contributions are withheld from employees' compensation. Employer contributions are based on amounts withheld from participating employees' wages and are therefore recorded as of the date the employees' contributions are withheld. Funds are transferred to the Trustee promptly after the date withheld for employee contributions and once a week for employer contributions.

     (g)  Withdrawals
          Withdrawals from the Plan by Participants are presented at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable.

     (h) Net Appreciation (Depreciation) in Fair Value of Investments Net appreciation or depreciation in the fair value of the investments consists of (i) unrealized appreciation or depreciation of investments held by the Plan, (ii) realized gains or losses on the sale of James River Common Stock and other Plan investments (see Note 2(e)) and (iii) unrealized appreciation or depreciation resulting from investments distributed to Participants. Such amounts are allocated to the individual Participant's accounts based on each Participant's share of fund investments.

     (i)  Reclassifications
          Certain amounts in the prior year's financial statements have
          been   reclassified   to  conform  to  the   current   year's
          presentation.

3.   Investment in Executive Life Guaranteed Investment Contract
     On April 11, 1991, the California Insurance Commissioner obtained a court order placing Executive Life in conservatorship and under his exclusive control. Part of the court order imposed a moratorium upon surrenders, policy loans, transfers of account balances, and similar cash disbursement transactions. Accordingly, as a result of the court mandated moratorium, Participants holding balances in the Executive Life Fixed Income Fund who had not transferred such balances to other eligible funds within the JRII Plan prior to January 1, 1991, are now prohibited from making withdrawals, loans, fund transfers, or final distributions from this fund until such time as the California court permits cash withdrawals. The Plan accrued interest income under the Executive Life guaranteed investment contract at the stated contract rate through April 10, 1991, after which date no additional investment income has been recorded. Based upon information available, an adjustment of $1,294,373 was recorded as of December 31, 1993, for the impairments of value of the Plan's investment in the Executive Life guaranteed investment contract. The Plan's management believes the investment balance amount in the December 31, 1994, financial statements reflects a reasonable estimate of the recoverable amount.

4.   Plan Termination:
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.   Reconciliation of Financial Statements to Form 5500:
     Beginning in 1993, the Plan changed its method of accounting for distributions that have been processed and approved for payment, but not yet paid as of the Plan's year end. In accordance with authoritative literature, such distributions are excluded in the determination of distributions to Participants.

     The following is a reconciliation of distributions to Participants per the financial statements to the Form 5500 filed for the Plan:

                                                           Year Ended
                                                        December 31, 1994
     Distributions to Participants per
       the financial statements                            $40,646,572

     Amounts allocated to withdrawing
       Participants as of December 31, 1993                 (4,636,814)

     Distributions to Participants per
       the Form 5500                                       $36,009,758

6.   Separate Investment Fund Option Information:
     In September 1994, the American Institute of Certified Public Accountants issued Practice Bulletin 12, "Reporting Separate Investment Fund Option Information of Defined-Contribution Plans" (the "Practice Bulletin"). The Practice Bulletin requires the Plan to present investment fund option information segregated by participant-directed and nonparticipant-directed categories. Nonparticipant-directed net assets available for benefits in the James River Stock Fund were approximately $199,401,679 and $214,650,843 as of December 31, 1994 and 1993, respectively. Nonparticipant-directed activity in the James River Stock Fund for 1994 included investment income of approximately $7,042,568, net appreciation in fair value of investments of approximately $15,001,312, contributions of approximately $26,589,450, distributions of approximately $21,663,138, assets received from other plans of approximately $10,443,265, and other deductions of approximately $279,322. Only the James River Stock Fund includes such nonparticipant-directed amounts. Due to changes in the Plan resulting from the July 1, 1994, amendment and restatement, certain Participant contributions of approximately $52,383,299 were recharacterized from nonparticipant-directed to participant-directed.

7.   Units and Unit Values
     Effective July 1, 1994, the James River Stock Fund was converted to a unitized, daily-valued fund. In addition, the Fidelity Balanced Fund, the IDS New Dimensions Fund, the Stagecoach Inc. S&P 500 Stock Fund, the Pierpont Bond Fund and the Pierpont Money Market Fund are also accounted for on a unitized basis. The number of units, calculated daily by the recordkeeper, and unit values of net assets as of December 31, 1994, were:

                                             Units       Unit Values
        James River Stock Fund            14,684,784       $20.31

        Fidelity Balanced Fund               233,414       $12.29

        IDS New Dimensions Fund              245,111       $13.36

        Stagecoach Inc. S&P 500
          Stock Fund                         117,183       $10.23

        Pierpont Bond Fund                    63,759        $9.38

        Pierpont Money Market Fund        14,813,344        $1.00

        T. Rowe Price Fixed
          Income Fund                     11,383,678        $1.00

8.   Tax Status:
     The Internal Revenue Service has issued a favorable determination letter with respect to the qualification of the Prior Plan under
     Section 401(a) of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the amended and restated Plan is designed to comply with the applicable requirements of the Internal Revenue Code. The Plan administrator will request an updated determination letter from the Internal Revenue Service by September 1995.

9.   Administrative Expenses:
     Significant expenses of administering the Plan are borne by James River, which are partially offset by certain fees charged to the Participant's accounts including but not limited to: (i) a $2.50 quarterly fee per Participant, (ii) a $35 Participant loan origination fee and a $10 annual maintenance fee related to Participant loans and (iii) a $35 transaction fee for certain withdrawals and distributions. Administrative expenses related to the Pan American and the T. Rowe Price Contracts are paid by the Plan.

10.  Concentration of Credit Risk:
     Financial instruments which potentially subject the Plan to concentrations of credit risk consist of temporary cash investments held by the Trustee in excess of the Federal Deposit Insurance Corporation insurance limit and investments in the
     Fidelity Balanced Fund, the IDS New Dimensions Fund, the Stagecoach Inc. S&P 500 Stock Fund, the Pierpont Bond Fund, the Pierpont Money Market Fund, the T. Rowe Price Contract and the Executive Life guaranteed investment contract. Credit and market risk associated with these instruments relates to the performance of the underlying investments. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

11.  Subsequent Event:

     (a) Refund of Contributions Related to Highly Compensated Employees In order to meet the anti-discrimination test pursuant to
          Section 401(k) of the Internal Revenue Code, a refund of $1,120,795 of employee contributions was made to highly compensated employees during 1995 with respect to the 1994 Plan year in accordance with Plan Provisions.

     (b)  The following Plan amendments were effective January 1, 1995:

          (i)   Investment of Contributions and Accounts
            The  after-tax  contributions account of a Participant  who has not yet attained age 57 may be invested in any of the Plan's available investment funds. Before January 1, 1995, such account could only be invested in the James River Stock Fund. The after-tax matching contributions account of a Participant who has not yet attained age 57 must remain invested in the James River Stock Fund.

          (ii)  Voting, Tender and Exercise of Other Rights
            If timely instructions are not received from a Participant,
            the Trustee shall vote, tender or   exercise similar rights
            with respect to shares of James River Common Stock in the Participant's account in such manner as the Trustee deems appropriate.

          (iii) Distributions
            A  Participant's  accounts will be  distributable  when  he
            retires,   dies,  terminates  employment,   or   incurs   a
            permanent disability, as defined in the Plan.

            In addition, the portion of a Participant's account that is transferred from another plan to this Plan and that is subject to the qualified joint and survivor annuity rules of Sections 401(a) (11) and 417 of the Internal Revenue Code (known as the "J&S Account") shall be paid through an annuity from the Plan or a purchased commercial annuity for a Participant whose vested account balance has ever exceeded $3,500, unless the Participant and his spouse (if applicable) elect otherwise.

          (iv)  Mergers into the StockPlus Investment Plan
            Effective on or around April 1, 1995, the following defined contribution plans were merged into the Plan: (i) the Specialty Papers Company Profit Sharing Plan, (ii) the James River - Ridgway Corporation Profit Sharing and Incentive Savings Plan, (iii) the Diamond Occidental Forest Inc. Employee Savings Plan and (iv) the Rampart Packaging, Inc. Salary Deferral Plan (collectively, the "Prior Subsidiary Plans").

            Contributions made to the Prior Subsidiary Plans were frozen at various dates between 1987 and 1993. Persons who had accounts in these plans immediately prior to April 1, 1995, are referred to as "Former Subsidiary Employees." In general, a Former Subsidiary Employee may invest in any of the available funds the portion of his accounts that is attributable to assets transferred from his respective plan. Loans to Former Subsidiary Employees from the Prior Subsidiary Plans that were outstanding as of April 1, 1995, will remain outstanding until paid or otherwise satisfied according to their terms.

     JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
    ITEM 27(a)  -  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           December 31, 1994

Identity of Issue       Description of          Cost        Current
                          Investment                         Value

Cash equivalents    Interest rate --        $13,575,702   $13,575,702
                    variable

James River         14,043,633 shares       319,769,990   284,383,569
Corporation of
Virginia Common
Stock, $.10 par
value

Fidelity Balanced   Interest in mutual        2,910,131     2,821,524
Fund                funds at $12.29
                    per unit

IDS New Dimensions  Interest in mutual        3,367,106     3,187,185
Fund                funds at $13.29
                    per unit

Stagecoach Inc.     Interest in mutual        1,195,335     1,179,948
S&P 500 Stock Fund  funds at $10.22
                    per unit

Pierpont Bond Fund  Interest in mutual          600,443       590,651
                    funds at $9.55
                    per unit

Pierpont Money      Interest in mutual       14,804,323    14,804,323
Market Fund         funds at $1.00
                    per unit

T. Rowe Price       Managed GIC Common       11,383,592    11,383,592
                    Trust Fund; interest
                    rate -- average of
                    managed pool; maturity
                    date -- July 1, 1995

Executive Life      Trust fund; interest      8,629,155     7,334,782
Insurance Company   rate -- variable based
                    on 30 day Treasury
                    Bill rates; various
                    maturity dates

Participant loans   Interest rate -- 6% to           --    15,297,117
                    13%; various maturity
                    dates


          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
               ITEM 27(d)  -  SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1994
                                                             Expense
                                                            Incurred
                                                 Number of     with
Identity of Party Involved  Purchase   Selling   Transac-    Transac-                  Net Gain
 /Description of Asset       Price      Price     tions       tions      Cost           (Loss)
I.    Single transaction in
      excess of 5%:

      Pierpont Money
      Market Fund         $17,358,943     --          1           --   $17,358,943         --

II.   Series of transactions
      other than securities
      in excess of 5%:

      None

III. Series of transactions
     involving securities
     in excess of 5%:

     James River
     Corporation
     of Virginia
     Common Stock          19,560,636     --         14       $41,918   19,560,636         --
                              --      11,424,190    474           --    11,711,239    (287,050)

     Nations Prime
     Portfolio Trust
     A Shares              12,584,790     --         39           --    12,584,790         --
                              --      16,586,943     36           --    16,586,943         --

     Bank of New York
     Collective Short
     Term Investment Fund  45,562,024     --        101           --    45,562,024         --
                              --      36,672,389     98           --    36,672,389         --

     Pierpont Money
     Market Fund           19,899,666     --         50           --    19,899,666         --
                              --       5,095,343     49           --     5,095,343         --

IV.  Security transactions
     with a party involved
     in a single reportable
     transaction:

     None

EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number                  Description
4(a) James River Corporation of Virginia StockPlus Investment Plan, amended and restated effective July 1, 1994 and January 1, 1995 -- filed herewith.

23        Consent of Independent Accountants -- filed herewith.


                              SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              JAMES RIVER CORPORATION OF VIRGINIA
                              STOCKPLUS INVESTMENT PLAN

June 24, 1995                 /s/Michael J. Allan
                              Committee Member - Michael J. Allan


June 24, 1995                 /s/Joseph L. Fischer
                              Committee Member - Joseph L. Fischer


June 24, 1995                 /s/Daniel J. Girvan
                              Committee Member - Daniel J. Girvan


June 24, 1995                 /s/Stephen E. Hare
                              Committee Member - Stephen E. Hare


June 24, 1995                 /s/Joseph T. Piemont
                              Committee Member - Joseph T. Piemont


June 24, 1995                 /s/Robert C. Williams
                               Committee Member (Chairman) - Robert C. Williams